[Tejon Ranch Co. Letterhead]

May 14, 2010

VIA EDGAR AND HAND DELIVERY

Erin E. Martin

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Re:	Tejon Ranch Co.
Registration Statement on Form S-3
Filed April 19, 2010
File No. 333-166167

Dear Ms. Martin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tejon Ranch Co., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 1 p.m., Eastern Standard Time, on May 17, 2010 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

/s/ Carla Walker

Carla Walker

Vice President & Controller of

Tejon Ranch Co.

cc:	Tom Kluck
Mark Lahive, Gibson, Dunn & Crutcher LLP

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